SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

TARGA RESOURCES PARTNERS LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

87611X105

(CUSIP Number)

Rene R. Joyce

1000 Louisiana Street, Suite 4300

Houston, Texas 77002

Tel: (713) 584-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

(Continued on following pages)

CUSIP No. 87611X105

(1)	Name of reporting person Targa Resources Corp.
(2)	Check the appropriate box if a member of a group (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds OO (see Item 3)
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 Common Units
	(8)	Shared voting power (1) 12,945,659 Common Units
	(9)	Sole dispositive power 0 Common Units
	(10)	Shared dispositive power (1) 12,945,659 Common Units
(11)	Aggregate amount beneficially owned by each reporting person (1) 12,945,659 Common Units
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 14.5% of Common Units
(14)	Type of reporting person CO

(1)	Targa Resources Corp., Targa Resources Investments Sub Inc., TRI Resources, Inc., Targa Resources LLC, Targa Resources II LLC, Targa Resources Holdings GP LLC and Targa Resources Holdings LP, do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 3.

CUSIP No. 87611X105

(1)	Name of reporting person Targa Resources Investments Sub Inc.
(2)	Check the appropriate box if a member of a group (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds OO (see Item 3)
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 Common Units
	(8)	Shared voting power (1) 12,945,659 Common Units
	(9)	Sole dispositive power 0 Common Units
	(10)	Shared dispositive power (1) 12,945,659 Common Units
(11)	Aggregate amount beneficially owned by each reporting person (1) 12,945,659 Common Units
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 14.5% of Common Units
(14)	Type of reporting person CO

(1)	Targa Resources Corp., Targa Resources Investments Sub Inc., TRI Resources, Inc., Targa Resources LLC, Targa Resources II LLC, Targa Resources Holdings GP LLC and Targa Resources Holdings LP, do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 3.

CUSIP No. 87611X105

(1)	Name of reporting person TRI Resources Inc.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (see Item 3)
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 Common Units
	(8)	Shared voting power (1) 12,945,659 Common Units
	(9)	Sole dispositive power 0 Common Units
	(10)	Shared dispositive power (1) 12,945,659 Common Units
(11)	Aggregate amount beneficially owned by each reporting person (1) 12,945,659 Common Units
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 14.5% of Common Units
(14)	Type of reporting person CO

(1)	Targa Resources Corp., Targa Resources Investments Sub Inc., TRI Resources, Inc., Targa Resources LLC, Targa Resources II LLC, Targa Resources Holdings GP LLC and Targa Resources Holdings LP, do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 3.

CUSIP No. 87611X105

(1)	Name of reporting person Targa Resources LLC
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (see Item 3)
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 Common Units
	(8)	Shared voting power (1) 12,945,659 Common Units
	(9)	Sole dispositive power 0 Common Units
	(10)	Shared dispositive power (1) 12,945,659 Common Units
(11)	Aggregate amount beneficially owned by each reporting person (1) 12,945,659 Common Units
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 14.5% of Common Units
(14)	Type of reporting person OO – limited liability company

(1)	Targa Resources Corp., Targa Resources Investments Sub Inc., TRI Resources, Inc., Targa Resources LLC, Targa Resources II LLC, Targa Resources Holdings GP LLC and Targa Resources Holdings LP, do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 3.

CUSIP No. 87611X105

(1)	Name of reporting person Targa Resources II LLC
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (see Item 3)
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 Common Units
	(8)	Shared voting power (1) 12,945,659 Common Units
	(9)	Sole dispositive power 0 Common Units
	(10)	Shared dispositive power (1) 12,945,659 Common Units
(11)	Aggregate amount beneficially owned by each reporting person (1) 12,945,659 Common Units
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 14.5% of Common Units
(14)	Type of reporting person OO – limited liability company

(1)	Targa Resources Corp., Targa Resources Investments Sub Inc., TRI Resources, Inc., Targa Resources LLC, Targa Resources II LLC, Targa Resources Holdings GP LLC and Targa Resources Holdings LP, do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 3.

CUSIP No. 87611X105

(1)	Name of reporting person Targa Resources Holdings GP LLC
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (see Item 3)
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 Common Units
	(8)	Shared voting power (1) 12,945,659 Common Units
	(9)	Sole dispositive power 0 Common Units
	(10)	Shared dispositive power (1) 12,945,659 Common Units
(11)	Aggregate amount beneficially owned by each reporting person (1) 12,945,659 Common Units
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 14.5% of Common Units
(14)	Type of reporting person OO – limited liability company

(1)	Targa Resources Corp., Targa Resources Investments Sub Inc., TRI Resources, Inc., Targa Resources LLC, Targa Resources II LLC, Targa Resources Holdings GP LLC and Targa Resources Holdings LP, do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 3.

CUSIP No. 87611X105

(1)	Name of reporting person Targa Resources Holdings LP
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (see Item 3)
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 Common Units
	(8)	Shared voting power (1) 12,945,659 Common Units
	(9)	Sole dispositive power 0 Common Units
	(10)	Shared dispositive power (1) 12,945,659 Common Units
(11)	Aggregate amount beneficially owned by each reporting person (1) 12,945,659 Common Units
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 14.5% of Common Units
(14)	Type of reporting person PN

(1)	Targa Resources Corp., Targa Resources Investments Sub Inc., TRI Resources, Inc., Targa Resources LLC, Targa Resources II LLC, Targa Resources Holdings GP LLC and Targa Resources Holdings LP, do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 3.

CUSIP No. 87611X105

(1)	Name of reporting person Targa GP Inc.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (see Item 3)
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 Common Units
	(8)	Shared voting power (1) 9,626,129 Common Units
	(9)	Sole dispositive power 0 Common Units
	(10)	Shared dispositive power (1) 9,626,129 Common Units
(11)	Aggregate amount beneficially owned by each reporting person (1) 9,626,129 Common Units
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 10.80% of Common Units
(14)	Type of reporting person CO

(1)	Targa Resources Corp., Targa Resources Investments Sub Inc., TRI Resources Inc., Targa Resources LLC, Targa Resources II LLC, Targa Resources Holdings GP LLC, and Targa Resources Holdings LP may be deemed to beneficially own these Common Units. See Item 3.

This Amendment No. 3 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons (as defined below) on June 5, 2009, as amended by Amendment No. 1 filed on behalf of the Reporting Person on September 24, 2009 and by Amendment No. 2 filed on behalf of the Reporting Persons on April 15, 2010 (collectively, “Schedule 13D”), relating to common units representing limited partner interests (the “Common Units”) of Targa Resources Partners LP, a Delaware limited partnership (the “Partnership”). Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Schedule 13D. This Amendment amends the Schedule 13D as specifically set forth herein.

The purpose of this Amendment is to (i) amend the names of certain of the of Reporting Persons, (ii) remove Targa Midstream GP LLC and Targa Midstream Services Limited Partnership from the list of Reporting Persons and (iii) update the number of Common Units held by the Reporting Persons as a result of the transactions described herein.

Item 1. Security and Issuer

This schedule relates to the Common Units of the Partnership, which has its principal executive offices at 1000 Louisiana Street, Suite 4300, Houston, Texas 77002.

Item 2. Identity and Background

(a) Name of Persons Filing this Statement:

(1)	Targa Resources Corp., formerly Targa Resources Investments, Inc., (“TRGP”), a corporation formed under the laws of the State of Delaware, owns 100% of the capital stock of Investments Sub (as defined herein).

(2)	Targa Resources Investments Sub Inc. (“Investments Sub”), a corporation formed under the laws of the State of Delaware, owns 100% of the capital stock of TRI (as defined herein).

(3)	TRI Resources Inc., formerly Targa Resources, Inc. (“TRI”), a corporation formed under the laws of the state of Delaware, owns 100% of the membership interests of Resources (as defined herein).

(4)	Targa Resources LLC (“Resources”), a limited liability company formed under the laws of Delaware, owns 100% of the membership interests in Resources II (as defined herein) and 100% of the membership interests in Resources Holding (as defined herein).

(5)	Targa Resources II LLC (“Resources II”), a limited liability company formed under the laws of Delaware, owns a 99% limited partner interest in Holdings (as defined herein).

(6)	Targa Resources Holdings GP LLC (“Resources Holding”), a limited liability company formed under the laws of Delaware, owns a 1% general partner interest in Holdings (as defined herein).

(7)	Targa Resources Holdings LP (“Holdings”), a limited partnership formed under the laws of Delaware, owns 100% of the capital stock of GP Inc. (as defined herein).

(8)	Targa GP Inc. (“GP Inc.” and together with TRGP, Investments Sub, TRI, Resources, Resources II, Resources Holding, and Holdings, the “Reporting Persons”) is a corporation formed under the laws of Delaware.

(b) Principal Business Address and Principal Office Address of Reporting Persons:

(1)	The principal business address and principal office address of the Reporting Persons is 1000 Louisiana Street, Suite 4300, Houston, Texas 77002.

(c) Present Principal Occupation or Principal Business:

(1)	The principal business of the Reporting Persons is natural gas gathering, processing and transportation and natural gas liquids services.

(d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each of the natural persons identified in this Item 2 is a U.S. citizen.

Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), information regarding the directors and executive officers of TRGP, Investments Sub, TRI, Resources, Resources II, Resources Holding, and GP Inc. (the “Listed Persons”) is provided on Schedule I and incorporated by reference herein. None of the Listed Persons beneficially owns in excess of 1% of the outstanding Common Units.

Item 3. Source and Amount of Funds or Other Consideration

On January 23, 2012, Targa LP Inc. purchased 1,300,000 Common Units in an underwritten public offering at a price of $38.30 per Common Unit. The Common Units reported herein were purchased with cash.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases or other acquisitions or dispositions of Common Units either in the open market or in private transactions depending on the Partnership’s business, prospects and financial condition, the market for the Common Units, general economic conditions, money and stock market conditions and other future developments. As disclosed in the Partnership’s Annual Report on Form 10-K and TRGP’s Annual Report on Form 10-K each for the year ended December 31, 2010, filed with the Securities and Exchange Commission, TRGP intends to use the Partnership as a growth vehicle to pursue the acquisition and expansion of midstream natural gas, natural gas liquids and other complementary energy businesses and assets. The Partnership intends to finance future acquisitions through a combination of debt and equity securities, including commercial debt facilities and public and private offerings of debt and equity securities.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) None.

(b) None.

(c) None.

(d) None.

(e) None.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Partnership, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Partnership in the open market, in privately negotiated transactions (which may be with the Partnership or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Partnership or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a)	(1)	GP Inc. is the record and beneficial owner of an aggregate of 9,626,129 Common Units. These holdings represent approximately 10.8% of the outstanding Common Units.

(2)	TRGP, Investments Sub, TRI, Resources, Resources II, Resources Holding and Holdings do not directly own any Common Units. TRGP, Investments Sub, TRI, Resources, Resources II, Resources Holding and Holdings may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of the aggregate of 12,945,659 Common Units. These holdings represent approximately 14.5% of the outstanding Common Units.

(3)	Please see the information in Item 2 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. The executive officers and members of the board of directors of TRI, who are identified in Item 2 hereof, share the power to vote or to direct the vote, and to dispose or to direct the disposition of, the Common Units owned by the Reporting Persons, subject to certain exceptions.

(c) Messrs. Hwang and Kagan, in their capacities as directors of the Issuer, received grants of 1,996 Common Units in January of 2012. Other than the grants to Messrs. Hwang and Kagan and the purchase of Common Units as described in Item 3 hereof, none of the Reporting Persons, or to the Reporting Person’s knowledge, the Listed Persons has effected transactions in the Common Units in the past sixty days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Item 2 for the information applicable to the Listed Persons. Except for the foregoing and the cash distributions as described in the Partnership Agreement, no other person is known by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons, to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or the Listed Persons.

(e) Upon the completion of the sale of TRI’s natural gas straddle business to the Partnership on April 27, 2010, Targa Midstream GP LLC, a Delaware limited liability company, and Targa Midstream Services Limited Partnership, a Delaware limited partnership, ceased to be the beneficial owner any Common Units.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Certain transfer restrictions and voting rights of the Reporting Persons and the allocation of profits and lossess among the partners are set forth in the Partnership Agreement, which is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 4.1:	First Amended and Restated Limited Partnership Agreement of Targa Resources Partners LP, dated as of February 14, 2007 (incorporated by reference to Exhibit 3.1 to Targa Resources Partners LP’s Current Report on Form 8-K filed February 16, 2007 (File No. 1-33303))

Exhibit 4.2:	Amendment No. 1, dated May 13, 2008, to the First Amended and Restated Limited Partnership Agreement of Targa Resources Partners LP (incorporated by reference to Exhibit 3.5 to Targa Resources Partners LP’s Quarterly Report on Form 10-Q filed May 14, 2008 (File No. 1-33303)).

Exhibit 99.1:	Joint Filing Statement among the parties regarding filing of Schedule 13D, dated May 29, 2009 (incorporated by reference to Exhibit 99.1 to the Reporting Person’s Schedule 13D filed June 5, 2009 (File No. 5-83048)).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2012	TARGA RESOURCES CORP.

	By:	/s/ Paul W. Chung
	Name:	Paul W. Chung
	Title:	Executive Vice President, General Counsel and Secretary

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2012	TARGA RESOURCES INVESTMENTS SUB INC.

	By:	/s/ Paul W. Chung
	Name:	Paul W. Chung
	Title:	Executive Vice President, General Counsel and Secretary

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2012	TRI RESOURCES INC.

	By:	/s/ Paul W. Chung
	Name:	Paul W. Chung
	Title:	Executive Vice President, General Counsel and Secretary

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2012	TARGA RESOURCES LLC

	By:	/s/ Paul W. Chung
	Name:	Paul W. Chung
	Title:	Executive Vice President, General Counsel and Secretary

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2012	TARGA RESOURCES II LLC

	By:	/s/ Paul W. Chung
	Name:	Paul W. Chung
	Title:	Executive Vice President, General Counsel and Secretary

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2012	TARGA RESOURCES HOLDINGS GP LLC

	By:	/s/ Paul W. Chung
	Name:	Paul W. Chung
	Title:	Executive Vice President, General Counsel and Secretary

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2012	TARGA RESOURCES HOLDINGS LP By: Targa Resources Holdings GP LLC, its general partner

	By:	/s/ Paul W. Chung
	Name:	Paul W. Chung
	Title:	Executive Vice President, General Counsel and Secretary

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2012	TARGA GP INC.

	By:	/s/ Paul W. Chung
	Name:	Paul W. Chung
	Title:	Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit 4.1:	First Amended and Restated Limited Partnership Agreement of Targa Resources Partners LP, dated as of February 14, 2007 (incorporated by reference to Exhibit 3.1 to Targa Resources Partners LP’s Current Report on Form 8-K filed February 16, 2007 (File No. 1-33303)).

Exhibit 4.2:	Amendment No. 1, dated May 13, 2008, to the First Amended and Restated Limited Partnership Agreement of Targa Resources Partners LP (incorporated by reference to Exhibit 3.5 to Targa Resources Partners LP’s Quarterly Report on Form 10-Q filed May 14, 2008 (File No. 1-33303)).

Exhibit 99.1:	Joint Filing Statement among the parties regarding filing of Schedule 13D, dated May 29, 2009 (incorporated by reference to Exhibit 99.1 to the Reporting Person’s Schedule 13D filed June 5, 2009 (File No. 5-83048)).

Schedule I

Directors of Targa Resources Corp.

Charles R. Crisp

Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002

Principal Occupation: Director of TRGP and several other non-affiliated companies

Citizenship: USA

Amount Beneficially Owned: 11,350

In Seon Hwang

Address: 466 Lexington Avenue, New York, New York 10017

Principal Occupation: Member and Managing Director of Warburg Pincus LLC

Citizenship: USA

Amount Beneficially Owned: 4,116

Rene R. Joyce

Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002

Principal Occupation: Executive Chairman of the Board of TRGP and TRI. Director of TRGP. Chief Executive Officer and Director/Manager of Investments Sub, Resources, Resources II, Resources Holding, and GP Inc.

Citizenship: USA

Amount Beneficially Owned: 81,000

Peter R. Kagan

Address: 466 Lexington Avenue, New York, New York 10017

Principal Occupation: Member and Managing Director of Warburg Pincus LLC

Citizenship: USA

Amount Beneficially Owned: 14,366

Joe Bob Perkins

Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002

Principal Occupation: Chief Executive Officer and Director of TRGP and TRI; President of Investments Sub, Resources, Resources II, Resources Holding and GP Inc.

Citizenship: USA

Amount Beneficially Owned: 32,100

Ershel C. Redd Jr.

Address: 1000 Louisiana, Suite 4300, Houston, Texas 77002

Principal Occupation: Director of TRGP

Citizenship: USA

Amount Beneficially Owned: 1,100

Chris Tong

Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002

Principal Occupation: Former Senior Vice President and Chief Financial Officer of Noble Energy, Inc.

Citizenship: USA

Amount Beneficially Owned: 23,150

James W. Whalen

Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002

Principal Occupation: Advisor to Chairman and CEO of TRGP and TRI. Director of TRGP. Executive Chairman of the Board of Investments Sub, Resources, Resources II, Resources Holding, and GP Inc.

Citizenship: USA

Amount Beneficially Owned: 111,152

Directors of TRI Resources Inc.

Jeffrey J. McParland

Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002

Principal Occupation: President – Finance and Administration of TRGP, Investments Sub, TRI, Resources, Resources II, Resources Holding, and GP Inc. Director/Manager of Investments Sub, TRI, Resources, Resources II, Resources Holding, and GP Inc.

Citizenship: USA

Amount Beneficially Owned: 16,500

Joe Bob Perkins

Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002

Principal Occupation: Chief Executive Officer and Director of TRGP and TRI; President of Investments Sub, Resources, Resources II, Resources Holding and GP Inc.

Citizenship: USA

Amount Beneficially Owned: 32,100

Directors of Targa Resources Investments Sub Inc. and Targa GP Inc. and Managers of Targa Resources LLC, Targa Resources II LLC, and Targa Resources Holdings GP LLC

Rene R. Joyce

Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002

Principal Occupation: Executive Chairman of the Board of TRGP and TRI. Director of TRGP. Chief Executive Officer and Director/Manager of Investments Sub, Resources, Resources II, Resources Holding, and GP Inc.

Citizenship: USA

Amount Beneficially Owned: 81,000

Jeffrey J. McParland

Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002

Principal Occupation: President – Finance and Administration of TRGP, Investments Sub, TRI, Resources, Resources II, Resources Holding, and GP Inc. Director/Manager of Investments Sub, TRI, Resources, Resources II, Resources Holding, and GP Inc.

Citizenship: USA

Amount Beneficially Owned: 16,500

Executive Officers of Targa Resources Corp., Targa Resources Investments Sub Inc., TRI Resources Inc., Targa Resources LLC, Targa Resources II LLC, Targa Resources Holdings GP LLC and Targa GP Inc.

Rene R. Joyce

Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002

Principal Occupation: Executive Chairman of the Board of TRGP and TRI. Director of TRGP. Chief Executive Officer and Director/Manager of Investments Sub, Resources, Resources II, Resources Holding, and GP Inc.

Citizenship: USA

Amount Beneficially Owned: 81,000

Joe Bob Perkins

Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002

Principal Occupation: Chief Executive Officer and Director of TRGP and TRI; President of Investments Sub, Resources, Resources II, Resources Holding and GP Inc.

Citizenship: USA

Amount Beneficially Owned: 32,100

James W. Whalen

Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002

Principal Occupation: Advisor to Chairman and CEO of TRGP and TRI. Director of TRGP. Executive Chairman of the Board of Investments Sub, Resources, Resources II, Resources Holding, and GP Inc.

Citizenship: USA

Amount Beneficially Owned: 111,152

Michael A. Heim

Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002

Principal Occupation: President and Chief Operating Officer of TRGP and TRI. Executive Vice President and Chief Operating Officer of Investments Sub, Resources, Resources II, Resources Holding, and GP Inc.

Citizenship: USA

Amount Beneficially Owned: 8,000

Roy E. Johnson

Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002

Principal Occupation: Executive Vice President of TRGP, Investments Sub, TRI, Resources, Resources II, Resources Holding, and GP Inc.

Citizenship: USA

Amount Beneficially Owned: 10,000

Jeffrey J. McParland

Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002

Principal Occupation: President – Finance and Administration of TRGP, Investments Sub, TRI, Resources, Resources II, Resources Holding, and GP Inc. Director/Manager of Investments Sub, TRI, Resources, Resources II, Resources Holding, and GP Inc.

Citizenship: USA

Amount Beneficially Owned: 16,500

Paul W. Chung

Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002

Principal Occupation: Executive Vice President, General Counsel and Secretary of TRGP, Investments Sub, TRI, Resources, Resources II, Resources Holding, and GP Inc.

Citizenship: USA

Amount Beneficially Owned: 17,500

Matthew J. Meloy

Address: 1000 Louisiana Street, Suite 4300, Houston, Texas 77002

Principal Occupation: Senior Vice President, Chief Financial Officer and Treasurer of TRGP, Investments Sub, TRI, Resources, Resources II, Resources Holding, and GP Inc.

Citizenship: USA

Amount Beneficially Owned: 6,000